December 16, 2015

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed July 30, 2015
File No. 001-31719

Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to our telephone conversation with you on December 11, 2015, relating to our comment letter reply dated November 30, 2015, and the above-referenced periodic filings of the Company (the "November 30th Response").

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your oral comments for ease of reference and our responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

Comment:

1.
With regard to our November 30th Response to Comment 1, you asked us to clarify how we recorded the income tax effects relating to our 1.625% Notes, and also to provide the related authoritative guidance.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 16, 2015

Response:

With respect to the income tax effects relating to our 1.625% Notes, the Company applied ASC 470-20, which provides in relevant part as follows:

25-27    Recognizing convertible debt instruments within the scope of the Cash Conversion Subsections as two separate components-a debt component and an equity component-may result in a basis difference associated with the liability component that represents a temporary difference for purposes of applying Subtopic 740-10. The initial recognition of deferred taxes for the tax effect of that temporary difference shall be recorded as an adjustment to additional paid-in capital.

In accordance with this guidance, we computed the income tax effects relating to our 1.625% Notes. This resulted in a deferred tax liability, and a corresponding reduction to additional paid-in capital, of approximately $13.3 million.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Marketplace Premium Stabilization Programs - Health Plans Segment, page 47

Comment:

1.	1

2.
With regard to our November 30th Response to Comment 2, you asked us to clarify our disclosures for the 3Rs. Specifically, you requested that we add verbiage regarding the use of the ultimate premium to determine revenue amounts recorded for the permanent risk adjustment program and the temporary risk corridor program. Additionally, you requested that we disclose how we record and report reinsurance premiums in our consolidated statements of income.

Response:

Based upon our discussion on December 11, 2015, and commencing with our Form 10-K annual report for the year ended December 31, 2015, we will revise in the manner shown below our Significant Accounting Policies disclosure. The following disclosure is a revision based on the proposed disclosure provided in our comment letter reply dated November 30, 2015. The text has been marked to show our revised disclosures.

2. Significant Accounting Policies
Revenue Recognition
Premium Revenue – Health Plans Segment
Contractual Provisions That May Adjust or Limit Revenue or Profit
Marketplace
Premium Stabilization Programs: The Affordable Care Act (ACA) established Marketplace premium stabilization programs effective January 1, 2014. These programs, commonly referred to as the "3R's," include a permanent risk adjustment program, a transitional reinsurance program, and a temporary risk corridor program. ~~We record receivables or payables related to the 3R programs based on our year-to-date experience when the amounts are reasonably estimable, and, for receivables, collection is reasonably assured.~~

•
Permanent risk adjustment program: Under this permanent program, our health plans' risk scores are compared to the overall average risk score for the relevant state and market pool. Generally, our health plans will pay into the pool if their risk scores are below the average risk score, and will receive funds from the pool if their risk scores are above the average risk score. We estimate our ultimate premium based on insurance policy year-to-date experience, ~~We~~ and recognize ~~estimates~~ estimated premiums relating to the risk adjustment program as an adjustment to premium revenue in our consolidated statements of income.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 16, 2015

•
Transitional reinsurance program: This program is designed to provide reimbursement to insurers for high cost members. Our health plans pay an annual contribution on a per-member basis, and are eligible for recoveries if claims for individual members exceed a specified threshold, up to a maximum amount. This three-year program will end ~~in~~ on December 31, 2016. We recognize the assessments to fund the transitional reinsurance program as a reduction to premium revenue in our consolidated statements of income. We recognize recoveries under the reinsurance program as a reduction to medical care costs in our consolidated statements of income.

•
Temporary risk corridor program: This program is intended to limit gains and losses of insurers by comparing allowable costs to a target amount as defined by the U.S. Department of Health and Human Services (HHS). Variances from the target amount exceeding certain thresholds may result in amounts due to or receivable due from HHS. This three-year program will end ~~in~~ on December 31, 2016. Due to uncertainties as to the amount of federal funding available to support the risk corridor program, we have not recognized amounts receivable under this program. All liabilities are recognized as incurred. We estimate our ultimate premium based on insurance policy year-to-date experience, ~~We~~ and recognize ~~estimates~~ estimated premiums relating to the risk corridor program as an adjustment to premium revenue in our consolidated statements of income.

Additionally, the ACA established a minimum annual medical loss ratio (Minimum MLR) of 80% for the Marketplace. The medical loss ratio represents medical costs as a percentage of premium revenue.~~, where the components of~~ What constitutes medical costs and premium revenue are specifically defined by federal regulations. Each of the 3R programs is taken into consideration when computing the Minimum MLR. If the Minimum MLR is not met, we may be required to pay rebates to our Marketplace policyholders. We recognize estimated rebates under the Minimum MLR as an adjustment to premium revenue in our consolidated statements of income.
We record receivables or payables related to the 3R programs and the Minimum MLR when the amounts are reasonably estimable as described above, and, for receivables, collection is reasonably assured.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
December 16, 2015

*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (888) 562-5442, ext. 111566, or Jeff Barlow at ext. 112462.

Respectfully submitted,

/s/ Joseph White
Joseph White
Chief Accounting Officer

cc:	Mary Mast, SEC Senior Staff Accountant
Joel Parker, SEC Accounting Branch Chief
John C. Molina, Chief Financial Officer
Jeff D. Barlow, Chief Legal Officer
Margo Wright, Vice President Accounting
Burt Park, Senior Assistant General Counsel